UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Watershed Medical, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 16, 2019

Physical Address of Issuer:

9841 NE 15th St., Bellevue, WA 98004

Is there a co-issuer? _X__ yes _ no.

Name of Co -Issuer:

Watershed SPV LLC.

Legal status of Co-Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      Nevada

      Date of Organization:

      October 15, 2025

Physical Address of Issuer:

9841 NE 15th St., Bellevue, WA 98004

Website of Issuer:

www.watershedtx.com

Name of Intermediary through which the Offering will be Conducted:

ICON Capital Group LLC

CIK Number of Intermediary:

0000091961

SEC File Number of Intermediary:

SEC#: 8-18148

CRD Number of Intermediary:

CRD#: 4029/

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The issuer shall pay a fee of eight percent (8%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Type of Security Offered:

CF Preferred Stock

Target Number of Securities to be Offered:

65,436

Price (or Method for Determining Price):

$ 1.5282 per interest

Target Offering Amount:

$100,000

Oversubscriptions Accepted:

☐ No

☑ Yes

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000.00

Deadline to reach the Target Offering Amount:

April 30, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7

	As of December 31, 2023	**As of December 31, 2024**
Total Assets	$778,458	$544,559
Cash & Cash Equivalents	$593,959	$383,160
Accounts Receivable	$0	$0
Short-term Debt	$84,359	$883,297
Long-term Debt	$45,734	$18,760
Revenues/Sales	$0	$0
Operating Expenses	$1,537,929	$1,673,695
Taxes Paid	$1,030	$893
Net Loss	$(1,481,683)	$(1,659,161)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Kinsella, MD

(Signature)

Chrstopher Kinsella, MD

(Name)

Chief Executive Officer

(Title)

December 22, 2026

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Kinsella, MD
_____
(Signature)

Chrstopher Kinsella, MD
_____
(Name)

Chief Executive Officer, Chief Financial Officer, principal financial officer, Director
_____
(Title)

December 22, 2026
_____
(Date)

/s/ Clay Nolan
_____
(Signature)

Clay Nolan
_____
(Name)

Director
_____
(Title)

December 22, 2026
_____
Date

/s/ Rush Barlett

_____
(Signature)

Rush Bartlett, PhD
_____
(Name)

Director
_____
(Title)

December 22, 2026
_____
Date

/s/ Elaine Heron

_____
(Signature)

Elaine Heron, PhD
_____
(Name)

Director
_____
(Title)

December 22, 2026
_____
Date

/s/ Joaquim Trias, PhD

_____

(Signature)

Rush Bartless

_____

(Name)

Director

_____

(Title)

December 22, 2026

_____

Date

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Financials

EXHIBIT C: Subscription Agreement

EXBIBIT D: Amended and Restated Certificate of Incorporation

EXHIBIT E: Bylaws

EXHIBIT F: Amended and Restated Voting Agreement

EXHIBIT G: Amended and Restated Investor Rights Agreement

EXHIBIT H: Amended and Restated Right of First Refusal and Co-Sale Agreement

EXHIBIT A

December 10**, 2025**

Watershed Medical, Inc.

Up to $100,000 of CF Preferred Stock

Watershed Medical, Inc. and Watershed SPV LLC (the "**Company**", "**we**", "**us**" or "**our**") is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of CF Preferred Stock (the "**Securities**") on a best efforts basis as described in this Form C (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). The Securities are being offered through Watershed SPV LLC ("SPV"),who will hold the securities on behalf of the investors who will hold membership interests in the SPV. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchases of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, ICON Capital Group, LLC FINRA registered Broker-Dealer (the "**Intermediary**"). Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$10,000	$800	$9,200
Maximum Individual Purchase Amount (3)(4)	N/A	N/A	N/A

Target Offering Amount	$100,000	$8,000	$92,000
Maximum Offering Amount	$5,000,000	$400,000	$4,600,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such Programs without notice.

(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE

FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW

AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification which occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at adastraflights.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This

summary may not contain all of the information that may be important to you. You should read this entire Form C

carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Watershed Medical, Inc. is an entity formed as a Delaware corporation on May 16, 2019.

The Company is located at 9841 NE 15th St., Bellevue, WA 98004.

The Company's website is www.watershedtx.com

The Company conducts business in Seattle and operates throughout the United States.

A description of our services can be found attached to this Form C.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Watershed SPV LLC is a crowdfunding SPV recently organized for the sole purpose of holding the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Watershed SPV LLC, a special purpose investment vehicle which is exempt from registration under the Investment Company Act.

The Offering

Minimum Amount of the Securities Offered	$100,000
Total Amount of the Securities Outstanding after Offering (if Target Amount Offering met)	18,127,842
Maximum Amount of the Securities	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	21,334,229

3

Price Per Security	$1.5282
Minimum Individual Purchase Amount	N/A[+]
Maximum Individual Purchase Amount	N/A[+]
Offering Deadline	April 30, 2026
Use of Proceeds	See the description of the use of proceeds on page 16.
Voting Rights	See the description of voting rights on page 26.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Early-Stage Company with Limited Operating History.

Watershed is an early-stage medical-device company with limited operating history and no approved or commercialized products. The Company s business model and technologies remain unproven, and it may take several years to achieve revenue or profitability. As the Company has a limited operating history, a limited number of assets, and is dependent on investors and/or loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations. The Company may continue to incur losses as it develops its products and scales operations.

Dependence on Successful Completion of Clinical Trials.

The success of Watershed depends on the outcome of future clinical trials. Any delay, failure, or negative result could prevent regulatory approval and commercialization. Our products may not perform as expected during validation or clinical trials. In which case, the Company will be required to expend additional resources and time to address these issues and may never obtain the necessary approval. In such case, your investment will be diminished.

Regulatory Approval Risk

All products must receive clearance or approval from the U.S. Food and Drug Administration (FDA). The regulatory process is lengthy, costly, and uncertain. Failure to obtain timely approvals could significantly harm the Company's prospects. The approval process is complex and time-consuming and approval may never be obtained. The Company's products are subject to various local, state, and federal regulations and guidelines. Non-compliance with applicable laws and regulations could lead to fines, penalties, or restrictions on the approval, production and distribution of the Company's products. The Company must comply with various laws and regulations, including but not limited to, those relating to labor and employment, health and safety, intellectual property, privacy, and environmental protection.

Future Financing Requirements.

Watershed may require additional capital beyond this offering to reach commercialization. Inability to raise follow-on funding could jeopardize its development plans. While we are attempting to raise capital through this offering, the amount we are seeking may not be enough to sustain our current business plan. We may need to procure additional funds to achieve our near and long-term goals. If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

Intellectual-Property Challenges.

Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Manufacturing and Quality Risks.

Transitioning from prototype to full-scale manufacturing may expose unforeseen cost, supply-chain, or quality issues that delay commercialization.

Market Acceptance and Commercialization Uncertainty

Physicians, hospitals, or payers may not adopt the Company's technology, which would reduce sales potential and delay profitability. Our technologies are novel and have not achieved widespread adoption. Failure to adopt our products and similar technologies will not only affect the market for products like ours, but also your investments.

Reliance on Key Personnel

The Company depends heavily on Dr. Christopher Kinsella and other key executives to conduct our operations and execute our business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Supply-Chain Vulnerability

The Company depends on specialized suppliers for components and materials. Interruptions or failures could delay product manufacturing. Our Company will rely on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components or subsystems for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The availability and cost of raw materials, manufacturing equipment, and transportation can be affected by a range of factors, such as weather events, natural disasters, labor disputes, tariffs, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Transfer of the Securities is restricted.

The Securities have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Securities in the future. In addition, any transfer of the Securities or an interest therein must satisfy the requirements set forth in various Company agreements with holders that restrict the ability to transfer Securities.

We are subject to Regulation CF and other securities regulations, and non-compliance could jeopardize our ability to raise capital or continue operations.

As an issuer under Regulation CF, the Company must comply with detailed rules and requirements established by the Securities and Exchange Commission (SEC). These include preparing and filing disclosure documents such as this Form C, providing annual reports to investors, and adhering to restrictions on advertising and communications. The compliance process can be time-consuming and costly, particularly for a small company with limited staff and resources.

If the Company fails to comply with applicable securities regulations, regulators could delay or prevent the closing of this offering, impose fines or penalties, or otherwise restrict our ability to raise capital. Even minor technical violations, such as late filings, can result in negative consequences or reputational harm. In addition, securities laws are subject to change, and new rules could impose additional burdens or increase compliance costs in the future.

Because the Company is dependent on Regulation CF and potentially other future exemptions (such as Regulation A) to finance its operations, any compliance failure or regulatory change could materially impact our business model. If we are unable to raise capital as planned or are forced to devote disproportionate resources to compliance, we may be unable to execute our strategy, and investors could lose part or all of their investment.

There is no current public market for our securities, and investors might never have liquidity.

The Securities offered in this Regulation CF round are not publicly traded, and there is currently no market or exchange for them. Investors should assume that they will need to hold their securities indefinitely. Unlike publicly traded stocks, there is no readily available mechanism to sell or transfer these securities, and no assurance can be given that a secondary market will ever develop.

Even if secondary trading platforms for Reg CF securities expand in the future, trading volumes may be limited, and the ability to sell shares at a desired price or time may be constrained. Transfers of securities are also subject to restrictions under federal and state securities laws, which may require approval from the Company, the intermediary (Dealmaker), or both. These restrictions further reduce the ability of investors to obtain liquidity.

As a result, investors should not expect to realize cash returns on their investment through resale. Any return on investment will depend entirely on the Company's future performance, such as through dividends (which are not currently contemplated) or a potential acquisition or other liquidity event, which may never occur. The absence of a liquid market significantly increases the risk of this investment and means investors may lose their entire investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the Company that is not made available to the Company's other stockholders pursuant to the Company's Amended and Restated Investors' Rights Agreement. In addition to receiving quarterly unaudited financial statements, these holders are entitled to certain inspection rights. For more information, see ""The Securities – Preferred Stock – Provisions of Note in the Company's Investors' Rights Agreement - Information Rights."

Your ability to transfer your securities may be limited. The Investors' Rights Agreement that the SPV will be a party to that investors will enter into contains a "market stand-off" provision applicable to shares of the Series CF Preferred Stock in the event of an initial public offering, which may limit or delay an investor's ability to transfer shares of Common Stock for a period of time surrounding such an offering. See "The Securities" for further information.

Exercise of Registration Rights Could Lead to a Premature Public Offering. Holders of our Preferred Stock have registration rights under the Company's Investors' Rights Agreement. If such rights are exercised, the Company may be required to register its securities for resale, which could create pressure to conduct a public offering before the Company is fully prepared or before market conditions are favorable. Conducting an early offering could impose significant costs, divert management's attention from day-to-day operations, and expose the Company to regulatory and compliance obligations associated with public reporting. Additionally, an early public offering could result in a public market for the Company's securities at a price that does not reflect the long-term value of the business, potentially adversely affecting the economic interests of all investors.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities law that went into effect on March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Watershed SPV LLC, and with the money you pay, it will buy our CF Preferred Stock by becoming a member of Watershed SPV LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that apply to the CF Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Nevada law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the manager of the SPV, to make sure that the SPV complies with applicable laws and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Watershed Medical develops and commercializes medical devices and formulations designed to improve therapy retention within the bladder. The Company s intellectual property portfolio includes an issued U.S. patent covering devices and methods for bladder therapy retention and formulations for treating urinary system disorders in addition to multiple PCT applications for extension of the technology.

Watershed is headquartered in Bellevue, Washington and leases laboratory space at 454 North 34th Street, Seattle. The Company currently has a small full-time team and retains numerous academic and clinical advisors in urology and urologic oncology.

Founded by Christopher Kinsella, MD, the Company has built a strong advisory network including Dr. Elaine Heron, Dr. Rush Bartlett, Dr. Steve Kaplan, and David Perry. The Company is preparing for clinical trials of its lead technology targeting recurrent UTI and non-muscle invasive bladder cancer.

Overview
Watershed Medical, Inc. is developing a proprietary intravesical drug-retention platform designed to improve how therapeutic agents are delivered and maintained within the bladder. The Company s technology combines a biocompatible, resorbable retention device with proven pharmaceutical compounds to extend therapeutic dwell time and increase local drug absorption while minimizing systemic side effects.

Core Technology
The Watershed platform is based on a small, flexible implant that is inserted into the bladder through the urethra in a standard fashion. Once deployed, the device buoyantly remains in place and releases medication over a controlled period of days to weeks before naturally degrading and passing from the body. This method ensures sustained contact between the therapeutic agent and bladder mucosa, addressing one of the main limitations of current intravesical treatments—rapid washout through normal urinary flow.

Clinical Applications
The Company s lead product candidates are being developed for two primary indications:

1. **Recurrent Urinary Tract Infection (rUTI):** delivering well-characterized antimicrobials directly to the bladder wall to prevent bacterial recurrence.

2. **Non-Muscle-Invasive Bladder Cancer (NMIBC):** maintaining high local concentrations of approved chemotherapeutic drugs to improve tumor eradication and reduce recurrence rates.

The platform may also be adapted for additional urological and gynecological indications where local, sustained drug delivery provides clinical advantage.

Business History

Formation and Early Development

Watershed Medical, Inc. was incorporated in the State of Delaware on May 16, 2019, by Christopher Kinsella, MD, to develop novel solutions for localized drug delivery in urology. The Company was founded on research conducted by Dr. Kinsella and early collaborators demonstrating that sustained intravesical therapy could significantly improve the management of recurrent urinary tract infections and non-muscle-invasive bladder cancer.

During 2019 and 2020 the Company operated in a research-and-development capacity, supported primarily by seed financing from the founders and a small group of angel investors. These funds were used to complete concept validation studies and build the first functional prototypes of Watershed s bladder-retention device.

Seed and Bridge Financings (2021 – 2024)

Between 2021 and 2024 Watershed completed a series of preferred-stock financings—Series Seed-1 through Series Seed-4 and a Series Bridge round—raising capital to expand laboratory operations, hire additional engineering and scientific staff, and initiate pre-clinical testing. During this period the Company:

- Filed multiple U.S. and international patents covering device design and therapeutic formulations.

- Established laboratory facilities at 454 North 34th Street in Seattle, Washington.

- Entered into consulting and advisory agreements with recognized leaders in urology, regulatory affairs, and manufacturing.

The Company also began developing its quality-management system and engaged regulatory consultants to plan a first-in-human feasibility study.

Business Plan

Current Stage (2025 and Beyond)

In 2025 Watershed finalized additional pre-clinical work demonstrating the safety and performance of its device platform and initiated preparations for FDA submission under an Investigational New Drug (IND) Application. The Company now seeks to raise up to $5 million under Regulation Crowdfunding to fund clinical trials, scale manufacturing, and support operating activities for approximately 18 months.

Key Milestones Achieved to Date

- Completion of device and formulation prototypes validated in bench and animal studies.

- Completion of First in Human studies demonstrating retention and comfort of drug delivery platform.

- Establishment of a qualified management and scientific advisory board.

Watershed Medical continues to focus on translating its technology into a clinically proven, commercially viable platform for sustained drug delivery in urology and related therapeutic areas.

Competition

The medical device and pharmaceutical markets addressing bladder disease are highly competitive, characterized by rapid technological change, active research and development, and frequent introductions of new products. Watershed Medical competes with both established medical device manufacturers and emerging biotechnology companies that focus on local drug delivery or urological therapies.

Direct Competitors
Current competitors in the intravesical-therapy space include companies developing drug-delivery devices, dissolvable implants, or hydrogel-based formulations for the bladder. These include TARIS Bio (acquired by Johnson & Johnson), UroGen Pharma, SIBO Medical, and several early-stage academic or venture-backed programs exploring sustained intravesical release of chemotherapeutics or antimicrobials. Many of these competitors have significantly greater financial, technical, and regulatory resources than Watershed Medical.

Indirect Competitors
Watershed also faces indirect competition from standard-of-care treatments such as single-dose intravesical instillations, oral antibiotic regimens for recurrent urinary tract infections, and intravesical chemotherapy delivered via traditional catheters for bladder cancer. These approaches are widely available but limited by short drug dwell times and patient-compliance challenges.

Competitive Differentiation
Watershed s platform is differentiated by its ability to provide long-term, comfortable, localized drug exposure using a biocompatible, degradable retention device that can be inserted and removed through standard cystoscopy. This approach aims to maintain therapeutic concentrations in the bladder for extended periods without repeated catheterizations or hospital visits, improving both efficacy and patient comfort.

Barriers to Entry and Intellectual Property
The Company believes its issued and pending patents covering the device design, delivery method, and therapeutic formulations create substantial barriers to entry. In addition, the technical know-how associated with manufacturing the retention device and optimizing drug-release kinetics presents a significant hurdle for new entrants.

Market Positioning
Watershed intends to position its technology as a complementary alternative rather than a replacement for existing urological therapies. By focusing initially on indications with clear unmet clinical need—recurrent urinary tract infections and non-muscle-invasive bladder cancer—the Company seeks to establish early market traction and clinical validation that can later be extended to additional urological applications.

.

Employees

We currently have two (3) full time and Three (3) part time employees.

Legal Proceedings

None of the Company or any director or executive officer of the Company is presently subject to any material legal proceedings.

Intellectual Property

As of October 2025, the Company s patent estate includes an issued U.S. patent several international applications published under the Patent Cooperation Treaty (PCT). All patents are assigned to Watershed Medical, Inc. and name Dr. Christopher Kinsella and Clay Nolan among the inventors. The portfolio includes:

- **US 11,241,538 B2** — *Device and method for improving retention of a therapy in the bladder* (issued Feb 8 2022)

- **US 20220218902 A1** — *Device and method for improving retention of a therapy in the bladder* (published Jul 14 2022)

- **US 20240189237 A1** — *Formulation and method for treatment of urinary system disorders* (published Jun 13 2024)

- **US 20250275988 A1** — *Formulation for treating urinary system disorders* (published Sep 4 2025)

- **US 20210346578 A1 / WO 2020/069376 A1** — *Device and method for treating infections* (published Nov 11 2021 / Apr 2 2020)

Together these patents and applications provide protection for device geometry, deployment and removal mechanisms, sustained-release chemistry, and specific therapeutic formulations. Additional continuation and divisional applications are being prepared to broaden coverage.

Governmental/Regulatory Approval and Compliance

Regulatory Framework
Because Watershed Medical s products involve the intravesical delivery of therapeutic agents using a proprietary device, they are regulated in the United States by the Food and Drug Administration (FDA) as combination products under the Federal Food, Drug, and Cosmetic Act. The Company s lead candidates—intended for the treatment of recurrent urinary-tract infection (rUTI) and non-muscle-invasive bladder cancer (NMIBC)—will require FDA clearance or approval before they can be marketed commercially.

Product Classification and Pathway

The Company's lead products are regulated as drug–device combination products under FDA regulations. The primary mode of action is drug-mediated, and accordingly the Company anticipates that regulatory oversight will be led by the Center for Drug Evaluation and Research (CDER), with consultative involvement from the Center for Devices and Radiological Health (CDRH) with respect to the device constituent.

The Company expects to advance its lead program under an Investigational New Drug (IND) application, followed by submission of a New Drug Application (NDA) utilizing the Section 505(b)(2) regulatory pathway, relying in part on FDA's prior findings of safety and efficacy for approved drug products, together with new nonclinical and clinical data specific to the Company's delivery platform.

Preclinical development is expected to include evaluation of biocompatibility, sterility, mechanical performance, and drug-release characteristics of the combination product, consistent with FDA requirements for combination products. These studies are intended to support initiation of first-in-human clinical studies under the IND and subsequent clinical development required for NDA approval.

Pharmaceutical Component
Where Watershed s technology incorporates approved drugs for local delivery, the drug component must comply with applicable FDA standards for combination products. The Company intends to rely on well-characterized active pharmaceutical ingredients (APIs) with established safety profiles, minimizing regulatory risk while leveraging the 505(b)(2) pathway for subsequent submissions.

Current Status
As of November 2025, Watershed has completed pre-clinical bench and animal studies supporting safety and efficacy. Regulatory consultants at Kymanox Corporation are assisting in preparation of an IND submission to the FDA. The Company expects to meet with the agency for a pre-submission meeting in 2026 to confirm study design and regulatory pathway. No IND or marketing approval has yet been granted.

Quality and Compliance Systems

At its current preclinical stage, the Company operates quality and compliance activities at a level appropriate to early development. Nonclinical and animal studies are conducted at third-party laboratories that are GLP-capable, and critical raw materials and components are sourced from suppliers operating under GMP or GMP-aligned standards. The Company is actively developing and formalizing its quality-management system, with procedures and controls being implemented on a staged basis to support future regulatory requirements, including those applicable to combination products, as development progresses toward human clinical studies and scaled manufacturing.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Offering Amount Raised
Manufacturing Scale Up and QMS	25%	$25,000	25%	$1.25
Research and Development	25%	$25,000	50%	$2.5M
General Working Capital	35%	$35,000	15%	$0.75M
Marketing and Business Dev	7%	$7,000	3%	$0.15M
Offering and Intermediary	8%	$8,000	7%	$0.35M
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The above represents a general use of proceeds based upon the minimum and maximum amount raised. The company intends to use the proceeds of this Offering based on the amount of capital ultimately raised. The following milestones reflect how funds will be allocated at different raise levels:

Post Minimum Target — $1,235,000

If the Company raises at least the target amount, proceeds will be used for:

- Product development

- Approval of Clinical Trial

- GMP-like Lot Release of product

Expanded Goal — $2,500,000

If proceeds exceed the base target and reach $2,500,000, the Company will additionally:

- Execution of Phase 1b Clinical trial of Watershed platform in 20 patients

- Preparation for FDA Pre-IND meeting

Maximum Goal — $5,000,000

If the maximum amount of $5,000,000 is raised, the Company will further allocate funds to:

- FDA Pre-IND meeting

- Formal IND-enabling studies (bench and preclinical)

-

- Increase regulatory and quality systems investments

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, KEY PERSONS, AND EMPLOYEES

Biographical Information

Overview
As of the date of this Form C, Watershed Medical, Inc. has a small but experienced management team supported by a board of directors and a network of medical and industry advisors. The Company currently employs two full-time executives and relies on a combination of consultants and part-time specialists for regulatory, manufacturing, and clinical activities.

Executive Officers

Dr. Christopher Kinsella, MD — Chief Executive Officer and Director

Dr. Christopher Kinsella is a physician, entrepreneur, and medical technology executive with experience in surgical practice, clinical innovation, and early-stage company formation. He co-founded Watershed Medical, Inc. in 2019 and has led the company from concept development through preclinical and clinical advancement. His background includes general surgery and trauma care, medical device and simulation development, and applied innovation training through the Stanford Biodesign Fellowship.

He has served as CEO of multiple early-stage companies, worked in diligence and screening of life science investments, and has authored a published work, "Hidden Wombat." His experience spans clinical care, product development, regulatory preparation, and operational leadership for both medtech and consumer product startups

> **Chief Executive Officer and Co-Founder — Watershed Medical, Inc., Seattle, WA**
>
> May 2019 – Present
>
> Leads corporate strategy, clinical development, regulatory planning, and operations for a company developing drug-delivery therapeutics for urologic conditions.
>
> **Founder and Chief Executive Officer — Adam's Bar, Inc.**
>
> January 2025 – Present
>
> Founded and leads a consumer nutritional products company focused on high-protein formulations. Responsible for product development, supply chain decisions, marketing strategy, and company operations.
>
> **Author — "Hidden WOMBAT: How Executives Innovate Without the Waste of Money, Brains, and Time"**
>
> 2023 – Present
>
> Wrote and published a nonfiction work (or specify genre). Activities include manuscript development, editing, and public communications related to the publication.
>
> **Trauma and Acute Care Surgeon — Various Hospitals**
>
> September 2019 – April 2023
>
> Provided operative and non-operative management of trauma and emergency surgical patients across multiple institutions.

Board of Directors

Clay Nolan — Director since 2019
Clay Nolan is an entrepreneur and technology executive with experience founding and leading early-stage companies. As CEO of Colabs, he has overseen operations, engineering, and customer implementation activities for the company's product lines. He co-founded Watershed Medical, Inc. in 2019 and has served as a director since formation, contributing to corporate planning and governance. His background spans software development, team leadership, and startup operations.

Chief Executive Officer — Colabs

January 2015 – Present

Leads overall company operations, strategy, and product direction. Responsible for management of engineering, customer delivery, and business development activities.

Co-Founder and Director — Watershed Medical, Inc., Seattle, WA

May 2019 – Present

Co-founded the company and has served on the Board of Directors since inception. Provides strategic oversight related to corporate planning, product development, and organizational growth.

Rush Bartlett, PhD — Director Since 2024
Rush Bartlett is a biomedical engineer and entrepreneur with experience in medical technology innovation, product development, and corporate strategy. His career includes executive leadership roles, formation and operation of early-stage companies, and advisory positions across digital health, medical devices, and drug delivery. He has founded multiple startups and has advised multinational medical technology companies on product strategy and innovation processes. His background includes technical R&D, clinical translation, and organizational leadership, supported by training in biodesign (Stanford University), biomedical engineering (PhD, Purdue University), entrepreneurship (MBA, Indiana University), and chemical engineering (BS, University of Texas at Austin)

CEO, Co-Founder, and Board Member — Sluice AI, Austin, TX

April 2023 – Present

Leads company strategy, operations, and external partnerships for an AI-focused needs based innovation platform. Works with medical technology companies, universities, and health systems to identify, evaluate, and support commercialization of healthcare innovations.

Executive Strategy Consultant — Dexcom, Remote

October 2020 – Present

Advises senior leadership on long-term innovation strategy and emerging market opportunities. Led creation of multiyear product roadmaps and supported development of new programs and intellectual property filings.

Chief Product Officer — Lansinoh Laboratories (Division of Pigeon Corp., Japan)

June 2018 – March 2023

Responsible for global R&D, clinical affairs, and product management for the maternal health division. Managed teams across multiple countries and oversaw development and commercialization of new products.

Corporate Strategy Advisor / Board Member — Multiple Healthcare Companies

2018 – Present

Provided strategic guidance on fundraising, product development, market positioning, and innovation processes for early-stage healthcare companies, including supporting FDA submissions, clinical studies, and capital raises.

Innovation Strategy Consultant — Johnson & Johnson, Becton Dickinson, Zimmer Biomet, Olympus, Dentsply Sirona, and others

2015 – Present

Designed and delivered innovation training programs and advised on product development strategy for global medtech firms.

Executive in Residence and Faculty Lecturer — University of Texas at Austin

2020 – Present

Develops and teaches courses in innovation and entrepreneurship. Leads the Texas Biodesign Program in partnership with external institutions.

Associate Director, Corporate Education (Volunteer Role) — Stanford University

2015 – Present

Leads corporate education activities at Stanford Biodesign and serves as a faculty member for executive programs.

Elaine Heron, PhD — Director Since 2021
Dr. Elaine Heron is a biotechnology executive and board director with experience across analytical chemistry, biotechnology tools, drug development, and life science company governance. Her background includes senior leadership roles in both private and public companies and extensive service on audit, governance, science, and compensation committees.

Her earlier career included roles at Finnigan Corporation, Hewlett-Packard, Applied Biosystems, Affymetrix, and Molecular Dynamics. At Applied Biosystems, she led the division responsible for commercializing the DNA sequencer used in the initial sequencing of the human genome. She later served as CEO of Labcyte, a developer of acoustic liquid-handling technologies, and CEO of Amplyx Pharmaceuticals, a company developing antifungal therapeutics, which was acquired by Pfizer.

Dr. Heron's experience includes work in analytical chemistry, biotechnology instrumentation, anti-infectives, and therapeutic development. She has served on the boards of multiple private and public biopharmaceutical companies, including more than two decades on the Board of BioMarin as the company expanded from early commercialization to multiple approved products. Her experience includes oversight of financial reporting, R&D strategy, and corporate governance.

Member, Board of Directors — BioMarin Pharmaceutical Inc. (NASDAQ: BMRN), San Rafael, CA

August 2001 – June 2025

Served on the Board of Directors, including the science and technology, audit, and governance/nomination committees; chaired the governance and nomination committee.

Member, Board of Directors — Vaxart, Inc. (NASDAQ: VXRT), South San Francisco, CA

August 2022 – Present

Serves on the science and technology, audit, compensation, and governance committees. Vaxart is a clinical-stage company developing oral recombinant vaccines.

Member, Board of Directors — BlueWhale Bio, Inc., Philadelphia, PA

July 2023 – Present

Director and member of the audit committee. The company develops technologies to improve the quality and reduce the cost of cell therapies.

Member, Board of Directors — Palvella Therapeutics, Inc. (NASDAQ: PVLA), Wayne, PA

December 2024 – Present

Director; chair of the Governance and Nomination Committee and member of the Audit Committee.

Member, Board of Directors — Palvella Therapeutics, Inc. (Private Company), Wayne, PA

July 2018 – August 2022

Director; chaired the nominating and governance committee and served on the audit committee.

Member, Board of Directors — Visgenx, Inc., San Diego, CA

July 2019 – Present

Director and chair of the audit committee. Visgenx is a preclinical-stage gene therapy company focused on dry age-related macular degeneration.

Member, Board of Directors — Watershed Medical, Inc., Seattle, WA

April 2021 – Present

Director. Watershed develops therapeutics for urinary tract infections and bladder cancer.

Member, Advisory Board — K2X, Inc., Los Altos, CA

May 2021 – Present

Advises on corporate and investment strategy for an investment firm focused on diversified startup portfolios.

Joaquim Trias, PhD — Director Since 2022

Dr. Joaquim Trias is a biotechnology executive and scientist with experience founding, leading, and advising pharmaceutical companies, primarily in anti-infectives, immuno-oncology, and vaccine development. His work in drug discovery and development contributed to four FDA-approved therapeutics (anidulafungin, doripenem, dalbavancin, and eravacycline).

He has held senior roles or participated as a founder in multiple biotechnology companies, including Attivare Therapeutics, Arixa Pharmaceuticals (acquired by Pfizer), Meissa Vaccines, Tetraphase Pharmaceuticals (NASDAQ IPO), Anthera Pharmaceuticals (NASDAQ IPO), Peninsula Pharmaceuticals (acquired by Johnson & Johnson), Vicuron/Versicor Pharmaceuticals (NASDAQ IPO; acquired by Pfizer), and Microcide Pharmaceuticals (NASDAQ IPO). His experience spans preclinical development, clinical strategy, and organizational leadership. Dr. Trias also serves as an advisor in the Stanford University SPARK program, supporting translational drug development.

Chief Executive Officer and Chairman — JTPS, Inc.

January 2005 – Present

Leads a consultancy focused on discovery and development of pharmaceutical products. Advises biotechnology and pharmaceutical companies on preclinical development strategies, candidate selection, and regulatory planning.

Interim Chief Executive Officer — Attivare Therapeutics

January 2021 – December 2023

Oversaw early company operations, including fundraising, team building, and advancement of the company's immuno-oncology platform toward IND-enabling studies. The technology was licensed from the Wyss Institute at Harvard University.

Director — Attivare Therapeutics

January 2024 – Present

Continues to serve on the board, providing strategic guidance on research, development, and financing activities.

Advisors and Key Persons

Watershed maintains formal advisory and consulting agreements with several recognized leaders in urology, regulatory affairs, and healthcare investment. Advisors contribute to clinical-trial design, market-access planning, and strategic partnerships.
The current advisory network includes:

- Vikas Agarwal:Lead - Bladder drug delivery platform specialist and lead of TAR-200 product marketed by J&J as INLEXZO

- **Dr. Saniya Ali, PhD -** Product design, materials science, and manufacturing process development.

- **Lenore Ackerman, MD, PhD** – Urology and translational research advisor.

- **Lynn Gold, PhD** – Regulatory affairs consultant.

- **Steven Kaplan, MD** – Clinical advisor, urology.

- **Dave Perry** – Business and strategy advisor.

- **Paul Westberg** – Strategic advisor, commercialization and partnerships.

- **Karyn Eilber, MD** – Clinical advisor, urogynecology.

- **Jeff Dann, MD** – Clinical advisor, urology and reimbursement strategy.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dr. Christopher Kinsella, MD	Employment Agreement	May 3, 2021	N/A
Dr. Saniya Ali, PhD	Employment Agreement	March 15, 2021	Dec 26, 2025
Jackson Valenzuela	Employment Agreement	July 26, 2023	N/A
Adriana Yarkin	Employment Agreement	April 1, 2025	N/A

YiYang Wang	Employment Agreement	October 29, 2025	N/A

Consultants and Part-Time Personnel

In addition to its full-time executives, Watershed engages consultants for specialized technical and business functions, including regulatory compliance, manufacturing scale-up, clinical trial design, and financial reporting. These consultants operate under fixed-term or project-based agreements that include confidentiality and intellectual-property assignment clauses.

Capitalization

Overview

As of October 2025, Watershed Medical, Inc. is authorized to issue up to **19,000,000 shares of Common Stock** and **10,547,215 shares of Preferred Stock**, each with a par value of $0.0001 per share.

The Preferred Stock is divided into six series: Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Bridge, and Series CF Preferred Stock.

The Company has historically financed operations through private placements of equity securities and convertible promissory notes. The proceeds of this Regulation CF offering will represent the next round of financing to fund clinical and regulatory milestones.

Outstanding Securities Prior to the Offering

Class of Security	Authorized	Issued & Outstanding	Notes
Common Stock	19,000,000	4,245,593	Held primarily by founders, employees, and optionholders.
Preferred Stock – Total	10,547,215	10,547,215	Includes the following designated series:
• Series Seed-1 Preferred Stock	212,689	212,689	Issued 2021 Seed Round.
• Series Seed-2 Preferred Stock	172,998	172,998	Issued 2021 Seed Round.
• Series Seed-3 Preferred Stock	1,632,451	1,632,451	Issued 2021–2022.
• Series Seed-4 Preferred Stock	2,714,570	2,714,570	Issued 2022–2023.
• Series Bridge Preferred Stock	2,542,684	2,542,684	Issued 2023 Bridge Financing.

• Series CF Preferred Stock	3,271,823	0	Reserved for this offering.

In addition, **4,424,447 shares of Common Stock** have been reserved for issuance under the **2019 Equity Incentive Plan**, of which **2,251,021 options** were outstanding as of the date of this filing.

Outstanding Debt

The Company has no long-term bank debt or outstanding secured loans other than the convertible notes described above.
There are **no liens, mortgages, or security interests** recorded on any of the Company s property or assets.
The Company maintains a business checking account with **JPMorgan Chase Bank, N.A.** and is current on all federal and state tax filings.

Ownership

Principal Shareholders and Voting Power (Pre-Offering)

Beneficial Owner	Securities Held (Class)	Approx. % Voting Power
Christopher Kinsella, MD	2,227,500 Common + 74,626 Series Seed-3 Preferred*	≈ 19.9 %
Clay Nolan	1,793,852 Common	≈ 15.6 %
All Directors and Executive Officers as a Group (6 persons)	≈ 4,100,000 shares (all classes)	≈ 35 %
*Does not include options for 453,528 shares of Common Stock under the 2019 Equity Incentive Plan.		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

The Company was organized on May 16, 2019 under the laws of the State of Delaware and is headquartered in 9841 NE 15th St, Bellevue WA 98004.

Cash and Cash Equivalents

As of Oct 1, 2025 the Company had an aggregate of $$840,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use Of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

Seed Financings (2021–2022)

• Series Seed-1 Preferred Stock

    • Date of Offering: April 26, 2021

    • **Securities Issued:** 212,689 shares of Series Seed-1 Preferred Stock

    • Price per Share: $0.44666

    • **Gross Proceeds:** Approximately $95,000

    • **Investors:** Accredited investors only

    • **Use of Proceeds:** Product development, IP filings, and early laboratory setup.

• Series Seed-2 Preferred Stock

    • Date of Offering: April 26, 2021

    • **Securities Issued:** 172,998 shares of Series Seed-2 Preferred Stock

    • Price per Share: $0.49133

    • **Gross Proceeds:** Approximately $85,000

    • **Investors:** Accredited investors only

    • **Use of Proceeds:** R&D and proof-of-concept studies.

• Series Seed-3 Preferred Stock

    • Date of Offering: 2021–2022

    • **Securities Issued:** 1,632,451 shares of Series Seed-3 Preferred Stock

    • Price per Share: $0.53600

    • **Gross Proceeds:** Approximately $875,000

    • **Investors:** Accredited investors only

    • **Use of Proceeds:** Prototype validation and regulatory consulting.

Series Seed-4 Preferred Stock (2022–2023)

    • Date of Offering: October 11, 2022

    • **Securities Issued:** 2,714,570 shares of Series Seed-4 Preferred Stock

    • Price per Share: $0.89332

- **Gross Proceeds:** Approximately $2.42 million

- **Investors:** Accredited investors only

- **Use of Proceeds:** Product iteration, expanded pre-clinical testing, and key personnel hires.

Series Bridge Preferred Stock (2023–2024)

- Initial Authorization: October 11, 2022

- Amendment for Additional Closings: February 3, 2023

- **Securities Issued:** 2,542,684 shares of Series Bridge Preferred Stock

- Price per Share: $1.05

- **Gross Proceeds:** Approximately $2.67 million

- **Investors:** Accredited investors under Regulation D 506(c)

- **Use of Proceeds:** Working capital, clinical-readiness studies, and expansion of the equity incentive plan.

Convertible Notes (2024–2025)

- **Date of Offering:** May 20, 2024 – March 18, 2025

- Principal Amount Issued: $3,208,461

- Interest Rate: 8 % per annum

- **Term:** 24 months

- **Conversion:** 20 % discount into next qualified financing

- **Investors:** Accredited investors only

- **Use of Proceeds:** General corporate purposes, manufacturing development, and regulatory consulting.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company has not conducted any transactions with any related persons.

THE OFFERING AND THE SECURITIES

The Offering

Watershed Medical, Inc. is a Delaware corporation through Watershed SPV LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of one hundred thousand ($100,000) (the "**Target Offering Amount**") in Series CF Preferred Stock of the Company ("**Shares**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to Five Million ($5,000,000) in Shares (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by April 30, 2026 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Securities will be $1.5282 per share.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

The following description summarizes important terms of the Company's Series CF Preferred Stock, other classes of Preferred Stock and our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation ("A&R COI") and the Bylaws, as amended, copies of which are attached as Exhibits D and E to this Form C as well as the A&R COI, the Bylaws, the Amended and Restated Voting Agreement, the Amended and Restated Investors' Rights Agreement, the Amended and Restated Right of First Refusal and Co-Sale Agreement, each filed as an exhibit to this report, and applicable provisions of the Delaware General Corporation Law ("DGCL") and the Operating Agreement for the Crowdfunding SPV (defined below) as well as applicable provisions under the Nevada Limited Liability Company Act. For a complete description of the Company's Common Stock and classes of Preferred Stock, including Series C Preferred Stock, you should refer to the A&R COI, the Bylaws, the Amended and Restated Voting Agreement, the Amended and Restated Investors' Rights Agreement, the Amended and Restated Right of First Refusal and Co-Sale Agreement, each filed as an exhibit to this report, and applicable provisions of the Delaware General Corporation Law ("DGCL"), and the Operating Agreement for the Crowdfunding SPV as well as applicable provisions under the Nevada Limited Liability Company Act.

Crowdfunding SPV

The securities in this offering will be issued by both the company and Watershed SPV LLC (the "Crowdfunding SPV"). The proceeds of the offering will be received by the crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the Series CF Preferred Stock as well as the signatory to the Amended and Restated Investors' Rights Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to the SEC rules, investors will receive the same economic, voting and information rights in the membership interests as if they had invested directly with the company and a party to such agreements.

Common Stock

Voting Rights

The voting, dividend and liquidation rights of the holders of our Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock described below. Except as described immediately below, holders of our Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our A&R COI does not provide for cumulative voting, and does not entitle holders of our Common Stock to vote on any amendment to the A&R COI relating to the terms of one or more outstanding Series of Preferred Stock unless otherwise required by law. In addition to any vote of the holders of one or more series of Preferred Stock that may be required, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Series of Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Before holders of our Common Stock can receive a dividend, we must first obtain the consent of the holders of our Voting Preferred Stock, and the Company must first pay a dividend on our Preferred Stock in an amount at least equal to the Non-cumulative Preferred Dividend (defined below) plus the dividend per share of Preferred Stock that would be payable had the Preferred Stock been converted into Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to holders of Preferred Stock; however if the amount that the holders of a Series of Preferred Stock would receive based on the pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an "as converted to Common Stock" basis is greater than the then applicable liquidation preference available to a Series of Preferred Stock, the holders of each such Series of Preferred Stock and Common Stock will receive that amount. See below, "Preferred Stock – Right to Receive Liquidation Distributions."

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Redemption

The Common Stock is not redeemable at the option of the holder.

Preferred Stock

The Company has authorized six classes of Preferred Stock: Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Bridge Preferred Stock and Series CF Preferred Stock. The Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock are collectively referred to as the "Seed Preferred Stock." The Seed Preferred Stock and the Series Bridge Preferred Stock are referred to as the "Prior Preferred Stock". All six series of preferred stock are referred to as the "Preferred Stock".

Dividends

Dividends may not be paid on the Common Stock unless the Preferred Stock is paid its Dividend Rate. Payment of any dividends to holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. The "Dividend Rate" is as an annual rate of $0.03573 per shares of Series Seed-1 Preferred Stock, $0.03931 per shares of Series Seed-2 Preferred Stock, $0.04288 per shares of Series Seed-3 Preferred Stock, $0.07147 per shares of Series Seed-4 Preferred Stock, $0.084 per shares of Series Bridge Preferred Stock and $$0.122256 per shares of Series CF Preferred Stock. These amounts are all subject to appropriate adjustment for dividends, stock splits, combinations or other similar recapitalization effects with respect to the Preferred Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, our A&R COI provides that the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the Company's assets before any payments will be made to holders of our Common Stock. Similarly, in the event of a Deemed Liquidation Event, holders of our Preferred Stock shall be entitled to be paid on a pari passu basis out of the consideration payable to stockholders prior to our Common Stockholders receiving any payments. Each of the following constitutes a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of the Preferred Stock (the "Requisite Holders") elect otherwise: a merger or consolidation (unless the company continues to have a majority or greater voting power after the transaction) or the sale, lease or transfer of substantially all of the Company's assets.

In either event, holders of our Preferred Stock will be entitled to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) such amount per share as they would have been entitled to receive if all shares of Preferred Stock had been converted to Common Stock (the "Preferred Liquidation Amount"). If the amount available for distribution to stockholders is insufficient to pay in full the holders of Preferred Stock, then those holders will share ratably in the distribution in proportion to the amount they would have received if all amounts were paid in full. The "Original Issue Price" is as an annual rate of $0.44666 per shares of Series Seed-1 Preferred Stock, $0.49133 per shares of Series Seed-2 Preferred Stock, $0.536 per shares of Series Seed-3 Preferred Stock, $0.89332 per shares of Series Seed-4 Preferred Stock, $1.05 per shares of Series Bridge Preferred Stock and $1.5282 per shares of Series CF Preferred Stock. These amounts are all subject to appropriate adjustments for dividends, stock splits, combinations or other similar recapitalization effects with respect to the Preferred Stock.

Voting

So longs as there are at least 500,000 shares of Seed Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), holders of the Seed Preferred Stock are entitled to elect two directors (each a "Seed Director") to the Company's board of directors voting exclusively and as a separate class on an as-converted basis.

The holders of the Company's Common Stock are entitled to elect two directors (each a "Common Director") to the Company's board of directors voting exclusively and as a separate class.

The remaining director(s) will be elected by holders of Common Stock and Preferred Stock voting together as a single class.

Protective Provisions

So long as at least 1,500,000 shares of Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Company must obtain the approval or consent of a majority of the holders of our Preferred Stock before it can take certain actions:

- Liquidate, dissolve or wind-up the business, or effect any merger or consolidation other than a Deemed Liquidation Event, or consent to any of the foregoing;

- Amend alter or repeal any provision of our A&R COI or Bylaws in a manner that is adverse to the powers, preferences or rights of the holders of Preferred Stock;

- Create or authorize the creation of a class, or issue or obligated itself to issued securities unless such securities have rights, preferences or privileges that rank junior to the Preferred Stock with respect to the right to receive distributions upon liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class of series of capital stock unless the same ranks junior to the Preferred Stock with respect to the right to receive distributions upon liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

- Reclassify, alter or amend any existing security that is pari passu with the Preferred Stock in respect of the distributions upon liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such power, preference or special right or reclassify, alter or amend any existing security that is junior with the Preferred Stock in respect of the distributions upon liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security pari passu or senior to the Preferred Stock in respect of any such power, preference or special right or

- Purchase or redeem or pay or declare any dividend or make a distribution unless it is (i) redemptions or dividends or distributions on the Preferred Stock expressly authorized by the A&R COI, (ii) a dividend or distribution payable on shares of Common Stock in the form of additional shares of Common Stock, or (iii) certain repurchases of stock from former employees, officers, directors, consultants, no greater than the original purchase price;

- Create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (with certain exceptions (e.g, statutory liens of landlords, or certain liens in the ordinary course of business)) or incur other indebtedness if the aggregate amount for the Company and subsidiaries would exceed $250,000 without the consent of the Board (including at least one Seed Director).

- Create or hold stock of a subsidiary that is not wholly-owned by the Company or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue any shares of any class or series of capital stock, or sell transfer or otherwise dispose of any capital stock of any subsidiary (direct or indirect) or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single or series of transactions) of all or substantially all of the assets of such subsidiary;

- Increase or decrease the authorized number of shares of Common or Preferred Stock or any other series of Preferred Stock of the Company; or

- Increase or decrease the authorized number of directors on the Company's board of directors.

Conversion

Holders of the Preferred Stock may convert their shares to Common Stock at the option of the holder and without payment of additional consideration. Conversion shall be into shares of Common Stock as determined by dividing the Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially be the Original Issue Price. Holders of Preferred Stock are entitled to weighted average anti-dilution protections. Certain issuances are not taken into consideration when adjusting the applicable conversion price.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock upon (i) the closing of this corporation's sale of its Common Stock at a price of at least $5.25 per share (subject to appropriate adjustments) in a firm commitment underwritten public offering pursuant to an effective registration statement that results in at least $25,000,000 of gross proceeds and in connection with the Company's Common Stock it listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange, or another exchange approved by the Board of Directors, including at least one Seed Director or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Redemption

The Preferred Stock is generally not redeemable.

Provisions of Note in the Company's Amended and Restated Voting Agreement

The Company, the holders of Prior Preferred Stock, Key Holders and certain other investors in the Company's stock are parties to the Amended and Restated Voting Agreement ("Voting Agreement")."Key Holders" include Christopher Kinsella and Clay Nolan

Neither the holders of CF Preferred Stock nor the Crowdfunding Vehicle will be party to this agreement.

In addition to the voting rights as described above in connection with the Company's A&R COI, the Voting Agreement contains the following provisions:

Directors

Under the Voting Agreement, various parties are entitled to designate directors specifically:

- Series Seed Directors – the two directors are designated by holders of majority of the shares of Series Seed voting as a separate class

- Common Directors – the two directors will be the CEO and a director designated by holders of at least 66% of the Common Stock

- The remaining director will be designated by holders of a majority of the Common Stock and Prior Preferred Stock, voting as a single class.

    Increase Authorized Common Stock Key Holders and Preferred Stockholders agree to vote, or cause to be voted, all of their shares to increase the number of authorized shares of Common

Stock to ensure there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

Drag-along Right

Under certain conditions relating to the sale of the Company, certain holders of Common Stock who are parties to Voting Agreement and Prior Preferred Stock are entitled to drag-along rights. A "sale of the Company" means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event" (defined above in "Preferred Stock – Right to Receive Liquidation Distributions").

Provisions of Note in the Company's Amended and Restated Investors 'Rights Agreement

The Company and the holders of its Preferred Stock are subject to our Amended and Restated Investors 'Rights Agreement ("Investors 'Rights Agreement"). Under the terms of this agreement:

Demand Registration Rights

- Holders of at least 50% of the outstanding shares of Registrable Securities may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of the Registrable Securities then outstanding. This right commences the earlier of i) five years after the date of the Investors 'Rights Agreement (October 17, 2022) or ii) 180 days after the effective date of the Company's IPO.

- Holders of at least 50% of the outstanding shares of Registrable Securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $1 million in the aggregate net of selling expenses.

These rights may be deferred during certain periods in certain circumstances for 90 days if materially detrimental to the Company and during a certain period before and after a Company initiated IPO. These rights will be terminated in certain events including: a Deemed Liquidation Event, the third anniversary of an IPO, or at such time after an IPO where the shares could be sold without restriction under Rule 144.

"Registerable Securities" generally includes Common Stock issued or issuable from the Preferred Stock as well as Common Stock acquired or issuable from securities that were purchased by a holder of Preferred Stock after October 17, 2022. In addition, Common Stock issued or issuable related to dividends on Registered Securities would also be considered a Registered Security.

Information Rights

Major Investors are entitled to certain information and inspections rights at the Company. These rights include annual and quarterly financial statements prepared under U.S. GAAP, a monthly balance sheet and an annual business plan. A "Major Investor" is an investor that individual or with their affiliates collectively hold at least 225,245 shares of Registrable Securities (as adjusted for stock splits, dividends, combinations or other recapitalization or reclassification events).

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors shall be entitled to a pro rata right to purchase such securities.

"Market Stand-off" Agreement

Each investor who is a party to the agreement has agreed that, in connection with the Company's first underwritten public offering of its securities, and upon request of the Company or the managing underwriters, such investor will not sell, transfer, or otherwise dispose of any securities of the Company for a period not to exceed 180 days following the effective date of such offering, subject to customary exceptions and extensions as provided therein.

Restricted Securities

Each investor who is party to the agreement, agrees that while the agreement is in effect all transferees will be subject to the agreement and such investors may not sell, assign, transfer, pledge, or otherwise dispose of their securities except by providing prior notice the Company. The Company may also request an opinion of counsel.

Provisions of Note in the Company's Amended and Restated Right of First Refusal and Co-Sale Agreement

The Company and the holders of its Preferred Stock are subject to our Amended and Restated Right of First Refusal and Co-Sale Agreement ("Co-Sale Agreement"). Under the terms of this agreement:

Pursuant to the Company's Co-Sale Agreement, the Company (and, secondarily, Major Investors) has a right of first refusal with respect to proposed transfers of the Company's equity securities by Key Holders, subject to customary exceptions. To the extent the right of first refusal is not fully exercised, certain investors have the right to participate in the proposed transfer by selling a pro rata portion of their securities on the same terms and conditions as the selling stockholder. "Key Holders" include: Christopher Kinsella and Clay Nolan.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

There are additional restriction in the Company's Investors Rights Agreement. Specifically, n addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO. See, "The Securities – Preferred Stock – Provisions of Note in the Company's Investors' Rights Agreement"

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Commission and Fees

The issuer shall pay a fee of 8% of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING REPRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B

Financials

[To Be Attached]

EXHIBIT C

Subscription Agreement

[To Be Attached]

EXHIBIT D

Amended and Restated Certificate of Incorporation

[To Be Attached]

EXHIBIT E

Bylaws

[To Be Attached]

EXHIBIT F

Amended and Restated Voting Agreement

[To Be Attached]

EXHIBIT G

Amended and Restated Investor Rights Agreement

[To Be Attached]

EXHIBIT H

Amended and Restated Right of First Refusal and Co-Sale

[To Be Attached]